FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, June 15, 2004 Home Equity Pass-Through Certificates, Series 2004-3

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-115435

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04033252

PROCESSED
JUN 23 2004
THOMSON
FINANCIAL

JUN 21 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: John P. Graham
Name: John P. Graham
Title: Vice President

Dated: June 15, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Collateral Analysis

FICO Low	FICO High	LTV	Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	17,835.96	0.02	13.12	0.00	514	38.10	88.40	60.55	39.45	100.00	100.00	0.00	0.00	0.00
525	549	> 65%	18,732.62	0.09	11.57	0.00	538	44.38	93.05	57.75	22.48	100.00	100.00	0.00	0.00	0.00
550	574	> 65%	16,135.98	0.17	12.56	0.00	560	43.77	94.80	56.24	21.16	100.00	100.00	0.00	0.00	0.00
575	599	> 70%	30,753.44	0.39	11.28	0.00	590	44.24	94.24	37.76	8.95	100.00	97.37	0.00	2.63	0.00
600	624	> 70%	36,441.17	8.46	10.69	0.00	614	40.90	97.36	15.33	19.97	99.69	91.45	6.78	1.44	0.00
625	649	> 70%	41,680.76	18.12	10.15	0.00	638	40.50	97.10	28.85	17.37	98.95	65.54	25.35	8.34	0.00
650	674	> 80%	45,975.46	21.87	9.93	0.00	662	40.74	97.44	30.98	22.23	96.92	47.69	39.55	11.62	0.00
675	699	> 80%	47,387.39	17.85	9.55	0.00	686	39.61	97.12	37.72	20.45	92.71	33.83	48.72	14.80	0.00
700	724	> 80%	46,169.33	11.86	9.24	0.00	711	38.95	96.84	36.80	23.51	88.82	29.77	54.36	9.90	0.00
725	749	> 85%	45,572.69	7.94	9.03	0.00	736	38.48	97.31	40.87	22.21	84.87	31.08	48.93	14.61	0.00
750	774	> 85%	46,231.00	5.57	8.72	0.00	761	37.53	96.53	39.79	20.79	83.13	41.25	39.76	13.13	0.00
775	799	> 85%	46,131.89	2.39	8.40	0.00	783	37.33	96.47	39.53	26.93	89.83	51.71	32.29	8.03	0.00
800	max	> 85%	42,488.13	0.23	8.42	0.00	804	36.58	97.26	53.23	27.78	79.30	62.57	27.83	5.79	0.00
Total			**44,021.64**	**94.97**	**9.70**	**0.00**	**679**	**39.87**	**97.12**	**32.89**	**20.92**	**93.73**	**48.88**	**37.81**	**10.63**	**0.00**

LTV Low	LTV High	DTI	Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	24,746.12	0.01	6.63	0.00	783	54.13	62.60	0.00	0.00	100.00	100.00	0.00	0.00	0.00
65%	69%	> 50%	18,275.42	0.01	6.66	0.00	717	55.42	66.53	0.00	0.00	100.00	100.00	0.00	0.00	0.00
70%	74%	> 50%	25,455.70	0.02	8.38	0.00	623	53.68	72.13	0.00	0.00	100.00	100.00	0.00	0.00	0.00
75%	79%	> 50%	36,843.07	0.04	7.35	0.00	674	51.93	77.99	0.00	22.84	100.00	100.00	0.00	0.00	0.00
80%	84%	> 50%	67,430.08	0.14	8.28	0.00	671	53.77	82.44	22.30	4.59	100.00	86.20	9.21	4.59	0.00
85%	89%	> 50%	60,388.38	0.13	9.74	0.00	653	52.68	87.26	8.57	10.41	100.00	64.00	36.00	0.00	0.00
90%	94%	> 50%	63,863.26	0.36	9.28	0.00	679	53.10	90.58	8.96	18.53	91.56	93.64	4.37	1.99	0.00
95%	99%	> 50%	76,858.15	0.44	9.52	0.00	674	53.54	96.64	0.00	12.62	98.87	91.60	2.07	6.33	0.00
100%	max	> 50%	61,496.69	1.34	9.70	0.00	659	52.63	99.98	18.31	31.27	100.00	92.26	4.33	3.41	0.00
Total			**62,137.51**	**2.48**	**9.46**	**0.00**	**666**	**52.94**	**95.59**	**12.89**	**22.97**	**98.56**	**90.81**	**5.68**	**3.51**	**0.00**

DTI Low	DTI High	FICO	Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	72,946.91	0.13	10.15	0.00	646	4.03	93.09	3.31	29.59	68.21	88.21	8.48	3.31	0.00
25%	29%	< 550	46,878.99	0.19	8.71	0.00	700	9.60	89.29	28.84	18.77	66.56	60.30	33.53	6.17	0.00
30%	34%	< 575	62,222.65	0.52	8.86	0.00	692	14.39	92.29	16.88	29.67	90.37	61.54	29.04	9.41	0.00
35%	39%	< 600	39,038.82	1.21	9.11	0.00	693	19.21	93.34	24.31	20.28	81.39	62.13	31.98	5.89	0.00
40%	44%	< 625	45,775.36	2.82	9.01	0.00	697	24.27	94.79	28.90	23.81	86.80	57.59	35.24	7.17	0.00
45%	49%	< 650	42,806.92	3.98	9.06	0.00	703	29.19	95.51	28.86	27.21	85.35	47.02	44.57	8.41	0.00
50%	54%	< 675	45,087.35	5.81	8.94	0.00	718	34.11	95.24	36.21	23.71	85.55	30.96	56.14	12.90	0.00
55%	max	< 700	47,696.42	17.32	8.90	0.00	734	42.71	96.42	38.79	21.26	89.12	40.22	44.58	15.04	0.00
Total			**46,228.39**	**32.00**	**8.95**	**0.00**	**721**	**36.13**	**95.71**	**35.10**	**22.79**	**87.39**	**42.42**	**44.91**	**12.59**	**0.00**

LIMITED AND STATED DOC

FICO Low	FICO High	Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	39,604.33	0.01	8.38	0.00	590	37.20	76.04	0.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
600	624	43,740.24	0.71	10.76	0.00	621	40.05	93.33	47.71	14.51	96.64	0.00	82.96	17.04	0.00	34.25	6.37	4.94
625	649	41,823.89	6.22	10.54	0.00	640	40.45	95.87	47.89	17.80	97.70	0.00	75.16	24.84	0.00	34.80	3.00	5.16
650	674	44,507.19	11.90	10.38	0.00	663	40.13	96.02	44.86	20.83	96.09	0.00	77.53	22.47	0.00	39.36	5.93	5.46
675	699	49,281.16	11.73	9.89	0.00	686	39.08	96.19	45.01	20.72	92.20	0.00	76.36	23.64	0.00	44.11	4.08	5.10
700	724	48,678.35	7.91	9.46	0.00	711	38.08	96.26	43.03	25.01	87.60	0.00	84.07	15.93	0.00	47.98	3.08	3.12
725	749	48,957.33	5.39	9.28	0.00	736	38.59	95.62	44.48	24.20	82.68	0.00	76.81	23.19	0.00	45.84	4.57	4.91
750	774	51,262.71	3.18	9.20	0.00	760	36.56	95.25	48.07	17.81	81.92	0.00	75.56	24.44	0.00	51.00	8.37	3.22
775	799	52,810.22	1.15	8.64	0.00	783	36.32	93.03	37.59	25.40	94.06	0.00	79.48	20.52	0.00	46.22	13.90	0.93
800	max	47,730.59	0.11	8.42	0.00	803	34.35	87.57	64.47	9.58	69.80	0.00	81.02	18.98	0.00	65.87	12.03	5.55
Total		**46,933.97**	**48.32**	**9.89**	**0.00**	**691**	**39.09**	**95.85**	**45.08**	**21.26**	**91.44**	**0.00**	**77.92**	**22.08**	**0.00**	**42.97**	**4.86**	**4.62**

IO LOANS

FICO Low	FICO High	Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
600	624	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
625	649	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
650	674	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
675	699	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
700	724	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
725	749	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
750	774	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
775	799	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
800	max	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**0.00**	**0.00**	**0.00**	**0.00**	**0**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**